

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2012

<u>Via E-mail</u>
Johnnie D. Johnson
Chief Executive Officer and Chief Financial Officer
Competitive Technologies, Inc.
777 Commerce Drive
Fairfield, CT 06825

      Re: **Competitive Technologies, Inc.**
              Form 10-K for the Fiscal Year Ended July 31, 2010
              Filed October 27, 2010
              File No. 001-08696

Dear Mr. Johnson:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Stephen Krikorian

                              Stephen Krikorian
                              Accounting Branch Chief